245 Summer Street

Fidelity® Investments

Boston, MA 02210

December 2, 2016

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Concord Street Trust (the trust): File Nos. 033-15983 and 811-05251 Fidelity Flex 500 Index Fund Fidelity Flex Large Cap Fund (the fund(s)) Post-Effective Amendment No. 81

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 81 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Fidelity Flex Large Cap Fund and Fidelity Flex 500 Index Fund as new series’ of the trust.

This filing contains the Prospectuses and Statements of Additional Information for the fund(s) referenced above.

Please note that the cover page of the Prospectuses and SAIs contain the standard “red herring” legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of February 15, 2017.  We request your comments by January 3, 2017.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group